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[SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD]         1275 Pennsylvania Avenue NW
                                                    Washington, D.C.  20004-2415
                                                                    202.383.0100
                                                                fax 202.637.3593
                                                                  www.sablaw.com

MARY E. THORNTON
DIRECT LINE: 202.383.0698
Internet: mary.thornton@sablaw.com

                                 March 21, 2008

VIA MESSENGER AND EDGAR CORRESPONDENCE SUBMISSION

Ms. Alison White
Division of Investment Management
Office of Insurance Products
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE: METLIFE INVESTORS USA INSURANCE COMPANY, METLIFE INVESTORS INSURANCE COMPANY, METLIFE INVESTORS USA SEPARATE ACCOUNT A, AND METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE (FILE NOS. 333-54464 AND 333-51950)

Dear Ms. White:

     On behalf of MetLife Investors USA Insurance Company ("MLI USA"), MetLife Investors Insurance Company ("MLI," and together with MLI USA, the "Companies") and their respective separate accounts, MetLife Investors USA Separate Account A and MetLife Investors Variable Annuity Account One, we are responding to the comments that you orally provided to us on March 14, 2008 in connection with the "Series VA" and the "Class XC" post-effective amendments filed on December 21, 2007 pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933 (the "1933 Act"). Each of the Staff's comments is set forth below, followed by the Companies' response. The revised pages of the Series VA prospectus reflecting the responses are attached hereto.

(1) HIGHLIGHTS--STATE VARIATIONS

     COMMENT: (a) On page 6 under "State Variations," please revise the prospectus to disclose the types of state variations.

     RESPONSE: (a) On page 6, the Companies have revised the prospectuses to add the following sentence: "These differences include, among other things, free look rights, age issuance limitations, transfer rights and limitations, the right to reject purchase payments, the right to assess transfer fees, and general availability of certain riders."

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Alison White, Esq.
March 21, 2008

     COMMENT: (b) On page 6 in the second sentence under "State Variations," please replace "important" with "material."

     RESPONSE: (b) The Companies have revised the prospectuses to replace "important" with "material."

     COMMENT: (c) On page 6 under "State Variations," please add the phrase "because of state law variations" to the end of the first sentence.

     RESPONSE: (c) The Companies have revised the prospectuses to add the phrase "because of state law variations" to the end of the first sentence.

(2) LIVING BENEFITS--GUARANTEED INCOME BENEFITS

     COMMENT: (a) On page 39 under "Guaranteed Income Benefits," please bold the third sentence of the first paragraph.

     RESPONSE: (a) The Companies have revised the prospectuses to bold the third sentence of the first paragraph under "Guaranteed Income Benefits."

     COMMENT: (b) On page 39 under "Guaranteed Income Benefits," please add the phrase "and thus you will have paid for the rider even though it was not used" to the end of the third sentence.

     RESPONSE: (b) The Companies have revised the prospectuses to add the phrase "and thus you will have paid for the rider even though it was not used" to the end of the third sentence under "Guaranteed Income Benefits."

(3) LIVING BENEFITS--FACTS ABOUT GUARANTEED INCOME BENEFIT RIDERS

     COMMENT: (a) On page 39, please bold the second sentence under the "Income Base and GMIB Annuity Payments" subheading.

     RESPONSE: (a) The Companies have revised the prospectuses to bold the second sentence under the "Income Base and GMIB Annuity Payments" subheading.

     COMMENT: (b) On page 39, under the "Income Base and GMIB Annuity Payments" subheading, please delete or explain why the word "minimum" is placed before the phrase "10-year waiting period."

     RESPONSE: (b) The word "minimum" is placed before the phrase "10-year waiting period" to emphasize that the rider can be exercised any time after the 10-year waiting period. In addition, the word "minimum" is important because a contract owner might have to wait longer than ten years to exercise the rider if the contract owner chooses the optional step-up, which restarts the waiting period.

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Alison White, Esq.
March 21, 2008

     COMMENT: (c) Please consider whether there should be a reference to a thirty-day window in this section.

     RESPONSE: (c) The Companies have revised the third sentence under the "Income Base and GMIB Annuity Payments" subheading as follows: "After a minimum 10-year waiting period and then only within 30 days following a contract anniversary, you may exercise the rider."

     COMMENT: (d) Please consistently spell the word "ten" or use the numerical figure throughout the prospectus.

     RESPONSE: (d) Given the Companies' rigorous print schedule, the Companies do not have the administrative resources available to make these revisions at this time. The Companies will consider making these revisions at a later date.

(4) LIVING BENEFITS--DESCRIPTION OF GMIB PLUS II

     COMMENT: (a) On page 41, please bold the third sentence under the "Optional Step-Up" subheading.

     RESPONSE: (a) The Companies have revised the prospectuses to bold the third sentence under the "Optional Step-Up" subheading.

     COMMENT: (b) On page 41, the third sentence under the "Optional Step-Up" subheading currently states that resetting the Annual Increase Amount will restart the waiting period. Please clarify that the waiting period is ten years.

     RESPONSE: (b) The Companies have revised the prospectuses to clarify that the waiting period is ten years.

     COMMENT: (c) On page 42, in the third paragraph under the "Guaranteed Principal Option" subheading, please bold the third and fourth sentences.

     RESPONSE: (c) The Companies have revised the prospectuses to bold the third and fourth sentences in the third paragraph under the "Guaranteed Principal Option" subheading.

     COMMENT: (d) On page 43, in the second paragraph under the "Exercising the GMIB Plus II Rider" subheading, please bold the fourth sentence.

     RESPONSE: (d) The Companies have revised the prospectuses to bold the fourth sentence in the second paragraph under the "Exercising the GMIB Plus II Rider" subheading.

     COMMENT: (e) On page 43, under the "Exercising the GMIB Plus II Rider" subheading, please clarify that if the amount of the guaranteed minimum lifetime income that the GMIB produces is less than the amount of annuity income that would be provided by

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Alison White, Esq.
March 21, 2008
     applying contract value on the annuity date to the then-current annuity purchase rates, then the contract owner would have paid for a benefit that he did not use.

     RESPONSE: (e) The Companies have revised the prospectuses to add the following sentence: "If the amount of the guaranteed minimum lifetime income that the GMIB Plus II produces is less than the amount of annuity income that would be provided by applying contract value on the annuity date to the then-current annuity purchase rates, then you would have paid for a benefit that you did not use."

(5) LIVING BENEFITS--DESCRIPTION OF LIFETIME WITHDRAWAL GUARANTEE II

     COMMENT: (a) On page 48, under the "Managing Your Withdrawals" subheading, please explain how the withdrawal charges impact the withdrawal benefit calculations.

     RESPONSE: (a) The withdrawal charges do not have any impact on the Lifetime Withdrawal Guarantee I or the Lifetime Withdrawal Guarantee II calculations. As such, on page 48, the prospectuses state: "We do not include withdrawal charges for the purpose of calculating whether you have made an Excess Withdrawal."

     COMMENT: (b) On page 48, under the "Automatic Annual Step-Up" subheading, please clarify, if true, that the comparison of account value to the Total Guaranteed Withdrawal Amount takes place after compounding.

     RESPONSE: (b) The Companies previously disclosed that the comparison of account value to the Total Guaranteed Withdrawal Amount takes place after compounding under the "Lifetime Withdrawal Guarantee and Guaranteed Withdrawal Benefit--Rider Charge" subheading under "Expenses." However, to further clarify, the Companies also revised the prospectuses to add the parenthetical "(after compounding)" immediately following the term "Total Guaranteed Withdrawal Amount" in the first sentence under the "Automatic Annual Step-Up" subheading.

     COMMENT: (c) On page 50, under the "Additional Information" subheading, please clarify the partial withdrawals from the LWG II death benefit amount are deducted on a dollar for dollar basis.

     RESPONSE: (c) The Companies have revised the third sentence under the under the "Additional Information" subheading as follows: "The LWG II death benefit amount that may be taken as a lump sum will be equal to total purchase payments less any partial withdrawals (deducted on a dollar for dollar basis)."

(6) LIVING BENEFITS--SUMMARY OF LIVING BENEFITS RIDERS

     COMMENT: Please move the summary of living benefit riders chart from the end of the "Living Benefits" section to the beginning of the "Living Benefits" section.

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Alison White, Esq.
March 21, 2008

     RESPONSE: The Companies have set forth disclosure on the living benefit riders by first, providing an overview of each rider; second, providing a detailed description of each rider; and third, providing a summary chart that highlights the differences among the riders. The Companies believe that this is the most logical and straightforward way to present the disclosure on the living benefit riders. To that end, the Companies believe that the summary chart is appropriately placed at the end of the "Living Benefits" section because the chart is intended to serve as a tool to compare each rider and it is only useful after a contract owner has read the overview and detailed description of each rider. If the chart were to be placed in the beginning of the section, it might be confusing for a contract owner to compare the riders because he or she would not have had the benefit of the overview and detailed disclosure relating to features, costs, and restrictions associated with each rider. Thus, the Companies respectfully decline to move the chart to the beginning of the "Living Benefits" section.

(7) DEATH BENEFIT--OPTIONAL DEATH BENEFIT--ENHANCED DEATH BENEFIT

     COMMENT: On page 62, in the "Optional Death Benefit-Enhanced Death Benefit" subsection, please include an example of the Enhanced Death Benefit rider.

     RESPONSE: The Companies will revise the prospectuses to include an example of the Enhanced Death Benefit rider in an appendix. The Companies will provide the Staff with this example under separate cover as soon as it is final.

(8) SUPPLEMENTAL COMMENT

     COMMENT: Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support the Companies' guarantees under the contracts.

     RESPONSE: MLI does not have any guarantees or support agreements with third parties to support its guarantees under the contracts, other than the net worth maintenance agreement and contingent reinsurance agreement discussed in the Statement of Additional Information. MLI USA does not have any guarantees or support agreements with third parties.

(9) APPENDIX D-GUARANTEED MINIMUM INCOME BENEFIT EXAMPLES

     COMMENT: (a) Please bold the last sentence of the first paragraph in Appendix D.

     RESPONSE: (a) The Companies have revised the prospectuses to bold the last sentence of the first paragraph in Appendix D.

     COMMENT: (b) If applicable, please add the phrase "or income taxes and tax penalties" to the end of the last sentence of the first paragraph in Appendix D.

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Alison White, Esq.
March 21, 2008

     RESPONSE: (b) The Companies revised the prospectuses to add the phrase "or income taxes and tax penalties" to the end of the last sentence of the first paragraph in Appendix D.

     COMMENT: (c) In Appendix D, please include a numerical example showing how withdrawal charges apply with respect to the GMIB calculations.

     RESPONSE: (c) The Companies have made a good faith effort to revise the living benefits disclosure to make it straightforward and understandable. In making these revisions, the Companies tried to anticipate all of the areas that needed to be clarified or supplemented with additional examples. The Companies gave a considerable amount of thought to which aspects of the riders warranted further illustration and that is how the Companies decided which examples to provide. Preparing rider examples involves a very lengthy process and given the Companies' rigorous print schedule, they are not able to add additional examples at this time. The Companies appreciate the Staff's suggestions for additional examples and will consider adding these examples in the future.

     COMMENT: (d) In Appendix D, please include a numerical example of the situation where a contract owner would pay for the GMIB without using it.

     RESPONSE: (d) Please see response (9)(c).

(10) APPENDIX E-GUARANTEED WITHDRAWAL BENEFIT EXAMPLES

     COMMENT: (a) In Appendix E, please include a numerical example showing how withdrawal charges apply with respect to the Guaranteed Withdrawal Benefit calculations.

     RESPONSE: (a) Please see response (9)(c).

     COMMENT: (b) In Appendix E, please revise the first sentence in the parenthetical to read: "Examples A, B, and C are for the Lifetime Withdrawal Guarantee I and Lifetime Withdrawal Guarantee II riders."

     RESPONSE: (b) The Companies have revised the first sentence in the parenthetical to read: "Examples A, B, and C are for the Lifetime Withdrawal Guarantee I and Lifetime Withdrawal Guarantee II riders."

     COMMENT: (c) Please bold the fourth sentence in the first paragraph in Appendix E and please delete "withdrawal charges" from this sentence if the Companies add an example illustrating the impact of withdrawal charges.

     RESPONSE: (c) The Companies have revised the prospectuses to bold the fourth sentence in the first paragraph in Appendix E. However, the Companies respectfully decline to delete "withdrawal charges" from this sentence because for the reasons discussed in response (9)(c) the Companies respectfully declined to add an example illustrating the impact of withdrawal charges.

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Alison White, Esq.
March 21, 2008

                                      * * *

    We hope that you will find these responses satisfactory. We appreciate the Staff's assistance in reviewing these filings. As you are aware, because of the number of prospectuses, the Companies need to begin printing on April 1, 2008. If you have any questions or comments, please contact the undersigned at (202) 383-0698 or Lisa Flanagan at (202) 383-0873.

                                        Sincerely,


                                        /s/ Mary E. Thornton
                                        ----------------------------------------
                                        Mary E. Thornton

Enclosures

cc: Michele Abate, Esq.
    W. Thomas Conner, Esq.
    Lisa Flanagan, Esq.

HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company, where you agree to make at least one purchase payment to us and we agree to make a series of annuity payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in our fixed account and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed minimum income benefit ("GMIB"), a guaranteed withdrawal benefit ("GWB"), or the guaranteed minimum accumulation benefit ("GMAB").


The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may assess a withdrawal charge of up to 7%. The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same, unless you purchase a tax qualified contract or elect a GMIB (see "Living Benefits - Guaranteed Income Benefit").


You can have annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable annuity payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolio(s) you select for the income phase. If you choose fixed annuity payments, the amount of each payment will not change during the income phase.


TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")



STATE VARIATIONS. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations.These differences include, among other things, free look rights, age issuance limitations, transfer rights and limitations, the right to reject purchase payments, the right to assess transfer fees, and general availability of certain riders. This prospectus provides material information about the contracts that we are offering. However, there are also a contract and endorsements, which are separate documents from this prospectus. If you would like to review a copy of the contract and endorsements, contact our Annuity Service Center.



FREE LOOK. You may cancel the contract within 10 days after receiving it (or whatever period is required in your state). If you mail your cancellation request, the request must be postmarked by the appropriate day; if you deliver your cancellation request by hand, it must be received by us by the appropriate day. Unless otherwise required by state law, you will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the investment portfolios. You bear the risk of any decline in account value. We do not refund any charges or deductions assessed during the free look period. We will return your payment if required by law.


TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.


NON-NATURAL PERSONS AS OWNERS. If the owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral. The owner of this contract can be a natural person, a trust established for the exclusive benefit of a natural person, a charitable remainder trust or other trust arrangement (if approved by us). The owner of this contract can also be a



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10-year waiting period. The amount of the guarantee depends on which of three permitted investment portfolios you select.


GUARANTEED INCOME BENEFITS



At the time you buy the contract, you may elect a guaranteed income benefit rider, called a Guaranteed Minimum Income Benefit (GMIB), for an additional charge. Each version of these riders is designed to guarantee a predictable, minimum level of fixed annuity payments, regardless of investment performance during the accumulation phase. HOWEVER, IF APPLYING YOUR ACTUAL ACCOUNT VALUE AT THE TIME YOU ANNUITIZE THE CONTRACT TO THEN CURRENT ANNUITY PURCHASE RATES (OUTSIDE OF THE RIDER) PRODUCES HIGHER INCOME PAYMENTS, YOU WILL RECEIVE THE HIGHER PAYMENTS, AND THUS YOU WILL HAVE PAID FOR THE RIDER EVEN THOUGH IT WAS NOT USED. Also, prior to exercising the rider, you may make specified withdrawals that reduce your income base (as explained below) during the accumulation phase and still leave the rider guarantees intact, provided the conditions of the rider are met. Your registered representative can provide you an illustration of the amounts you would receive, with or without withdrawals, if you exercised the rider.



There are four versions of the GMIB available with this contract, A MAXIMUM OF TWO OF WHICH ARE OFFERED IN ANY PARTICULAR STATE:


o  GMIB Plus II


o  GMIB Plus I


o  GMIB II


o  GMIB I


Additionally, there may be versions of each rider that vary by issue date and state availability. Please check with your registered representative regarding which versions are available in your state. You may not have this benefit and a GWB or GMAB rider in effect at the same time. Once elected, the rider cannot be terminated except as discussed below.


FACTS ABOUT GUARANTEED INCOME BENEFIT RIDERS



INCOME BASE AND GMIB ANNUITY PAYMENTS. Under all versions of the GMIB, we calculate an "income base" (as described below) that determines, in part, the minimum amount you receive as an income payment upon exercising the GMIB rider and annuitizing the contract. IT IS IMPORTANT TO RECOGNIZE THAT THIS INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND DOES NOT ESTABLISH OR GUARANTEE YOUR ACCOUNT VALUE OR A MINIMUM RETURN FOR ANY INVESTMENT PORTFOLIO. After a minimum 10-year waiting period, and then only within 30 days following a contract anniversary, you may exercise the rider. We then will apply the income base calculated at the time of exercise to the conservative GMIB Annuity Table (as described below) specified in the rider in order to determine your minimum guaranteed lifetime fixed monthly annuity payments (your actual payment may be higher than this minimum if, as discussed above, the base contract under its terms would provide a higher payment).



THE GMIB ANNUITY TABLE. The GMIB Annuity Table is specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum. As with other pay-out types, the amount you receive as an income payment also depends on your age, your sex, and the annuity option you select. The annuity rates in the GMIB Annuity Table are conservative and a withdrawal charge may be applicable, so the amount of guaranteed minimum lifetime income that the GMIB produces may be less than the amount of annuity income that would be provided by applying your account value on your annuity date to then-current annuity purchase rates.


If you exercise a GMIB rider, your annuity payments will be the greater of:


o the annuity payment determined by applying the amount of the income base to the GMIB Annuity Table, or


o the annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")


If you choose not to receive annuity payments as guaranteed under the GMIB Plus, you may elect any of the annuity options available under the contract.


OWNERSHIP. If the owner is a natural person, the owner must be the annuitant. If a non-natural person owns the contract, then annuitant will be considered the owner in determining the income base and GMIB Plus annuity payments. If joint owners are named, the age of the older will be used to determine the income base and GMIB Plus annuity payments.


GMIB, QUALIFIED CONTRACTS AND DECEDENT CONTRACTS. The GMIB may have limited usefulness in connection with a Qualified Contract, such as an IRA (see



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               or to another payee we agree to, the total withdrawal
               adjustments for that contract year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in
               (1) above and be treated as though the corresponding withdrawals occurred at the end of that contract year.


(See section (1) of Appendix D for examples of the calculation of the withdrawal adjustment.)


In determining the GMIB Plus II annuity income, an amount equal to the withdrawal charge that would be assessed upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the income base.



OPTIONAL STEP-UP. On each contract anniversary as permitted, you may elect to reset the Annual Increase Amount to the account value. An Optional Step-Up may be beneficial if your account value has grown at a rate above the 6% accumulation rate on the Annual Increase Amount. HOWEVER, RESETTING THE ANNUAL INCREASE AMOUNT WILL INCREASE YOUR WAITING PERIOD FOR EXERCISING THE GMIB PLUS II BY RESTARTING THE 10-YEAR WAITING PERIOD, AND WE MAY RESET THE GMIB PLUS II RIDER CHARGE TO A RATE WE SHALL DETERMINE THAT DOES NOT EXCEED THE MAXIMUM OPTIONAL STEP-UP CHARGE (1.50%), PROVIDED THAT THIS RATE WILL NOT EXCEED THE RATE CURRENTLY APPLICABLE TO THE SAME RIDER AVAILABLE FOR NEW CONTRACT PURCHASES AT THE TIME OF THE OPTIONAL STEP-UP. An Optional Step-Up is permitted only if: (1) the account value exceeds the Annual Increase Amount immediately before the reset; and (2) the owner (or oldest joint owner or annuitant if the contract is owned by a non-natural person) is not older than age 80 on the date of the Optional Step-Up.



You may elect either: 1) a one-time Optional Step-Up at any contract anniversary provided the above requirements are met, or 2) Optional Step-Ups to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on any contract anniversary while this election is in effect, the Annual Increase Amount will reset to the account value automatically, provided the above requirements are met. The same conditions described above will apply to each Automatic Step-Up. You may discontinue this election at any time by notifying us in writing, at our Annuity Service Center (or by any other method acceptable to us), at least 30 days prior to the contract anniversary on which a reset may otherwise occur. Otherwise, it will remain in effect through the seventh contract anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Ups, no Optional Step-Up will occur automatically on any subsequent contract anniversary unless you make a new election under the terms described above.


We must receive your request to exercise the Optional Step-Up in writing, at our Annuity Service Center, or any other method acceptable to us. We must receive your request prior to the contract anniversary for an Optional Step-Up to occur on that contract anniversary. We reserve the right to prohibit an Optional Step-Up if we no longer offer this benefit for this class of contract.



The Optional Step-Up will:


(1) reset the Annual Increase Amount to the account value on the contract anniversary following the receipt of an Optional Step-Up election;


(2) reset the GMIB Plus II waiting period to the tenth contract anniversary following the date the Optional Step-Up took effect; and


(3) we may reset the GMIB Plus II rider charge to a rate we shall determine that does not exceed the Maximum Optional Step-Up Charge (1.50%), provided that this rate will not exceed the rate currently applicable to the same rider available for new contract purchases at the time of the Optional Step-Up.


On the date of the Optional Step-Up, the account value on that day will be treated as a single purchase payment received on the date of the Step-Up for purposes of determining the Annual Increase Amount after the reset. All purchase payments and withdrawal adjustments previously used to calculate the Annual Increase Amount will be set equal to zero on the date of the Step-Up.


OWNERSHIP. If the owner is a natural person, the owner must be the annuitant. If a non-natural person owns the contract, then annuitant will be considered the owner in determining the income base and GMIB Plus II annuity payments. If joint owners are named, the age of the older



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


will be used to determine the income base and GMIB Plus II annuity payments.


INVESTMENT ALLOCATION RESTRICTIONS. If you elect the GMIB Plus II, there are certain investment allocation restrictions. (See "Purchase - Investment Allocation Restrictions for Certain Riders.") If you elect the GMIB Plus II, you may not particpate in the Dollar Cost Averaging (DCA) program. However, you may elect to participate in the Enhanced Dollar Cost Averaging (EDCA) program, provided that your destination investment portfolios are selected in accordance with the investment allocation restrictions.


GUARANTEED PRINCIPAL OPTION. Starting with the tenth contract anniversary prior to the owner's 91st birthday, you may exercise the Guaranteed Principal Option. If the owner is a non-natural person, the annuitant's age is the basis for determining the birthday. If there are joint owners, the age of the oldest owner is used for determining the birthday. We must receive your request to exercise the Guaranteed Principal Option in writing, or any other method that we agree to, within 30 days following the eligible contract anniversary. The Guaranteed Principal Option will take effect at the end of this 30-day period following the eligible contract anniversary.


By exercising the Guaranteed Principal Option, you elect to receive an additional amount to be added to your account value intended to restore your initial investment in the contract, in lieu of receiving GMIB payments. The additional amount is called the Guaranteed Principal Adjustment and is equal to
(a) minus (b) where:


(a) is purchase payments credited within 120 days of the date we issued the contract (reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal (including applicable withdrawal charges) prior to the exercise of the Guaranteed Principal Option) and


(b) the account value on the contract anniversary immediately preceding exercise of the Guaranteed Principal Option.


The Guaranteed Principal Option can only be exercised if (a) exceeds (b), as defined above. The Guaranteed Principal Adjustment will be added to each applicable investment portfolio in the ratio the portion of the account value in such investment portfolio bears to the total account value in all investment portfolios. IT IS IMPORTANT TO NOTE THAT ONLY PURCHASE PAYMENTS MADE DURING THE FIRST 120 DAYS THAT YOU HOLD THE CONTRACT ARE TAKEN INTO CONSIDERATION IN DETERMINING THE GUARANTEED PRINCIPAL ADJUSTMENT. IF YOU ANTICIPATE MAKING PURCHASE PAYMENTS AFTER 120 DAYS, YOU SHOULD UNDERSTAND THAT SUCH PAYMENTS WILL NOT INCREASE THE GUARANTEED PRINCIPAL ADJUSTMENT. However, because purchase payments made after 120 days will increase your account value, such payments may have a significant impact on whether or not a Guaranteed Principal Adjustment is due. Therefore, GMIB Plus II may not be appropriate for you if you intend to make additional purchase payments after the 120-day period and are purchasing the GMIB Plus II for this feature.


The Guaranteed Principal Adjustment will never be less than zero. If the Guaranteed Principal Option is exercised, the GMIB Plus II rider will terminate as of the date the option takes effect and no additional GMIB charges will apply thereafter. The variable annuity contract, however, will continue, and the GMIB Plus II investment allocation restrictions, described above, will no longer apply.


EXERCISING THE GMIB PLUS II RIDER. If you exercise the GMIB Plus II, you must elect to receive annuity payments under one of the following fixed annuity options:


(1) Life annuity with 10 years of annuity payments guaranteed. For annuitization ages over 79, the guaranteed component of the life annuity is reduced as follows:



 Age at Annuitization    Guarantee Period
---------------------   -----------------
          80                    9
          81                    8
          82                    7
          83                    6
        84 - 90                 5

(2) Joint and last survivor annuity with 10 years of annuity payments guaranteed. Based on federal tax rules, this option is not available for Qualified Contracts where the difference in ages of the joint annuitants is greater than 10 years. (See "Annuity Payments (The Income Phase).")


These options are described in the contract and the GMIB Plus II rider.


The GMIB Annuity Table is specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum. As with other payout types, the amount you receive as an income payment also depends on your age, your sex, and the annuity option you select. THE ANNUITY RATES IN THE GMIB ANNUITY TABLE ARE CONSERVATIVE AND A WITHDRAWAL CHARGE MAY BE APPLICABLE, SO THE AMOUNT OF GUARANTEED MINIMUM LIFETIME INCOME THAT THE GMIB PRODUCES MAY BE LESS THAN THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING YOUR ACCOUNT VALUE ON YOUR ANNUITY DATE TO THEN-CURRENT ANNUITY PURCHASE RATES.


If you exercise the GMIB Plus II, your annuity payments will be the greater of:



o the annuity payment determined by applying the amount of the income base to the GMIB Annuity Table, or


o the annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")



If the amount of the guaranteed minimum lifetime income that the GMIB Plus II produces is less than the amount of annuity income that would be provided by applying contract value on the annuity date to the then-current annuity purchase rates, then you would have paid for a benefit that you did not use.



If you take a full withdrawal of your account value, your contract is terminated by us due to its small account value and inactivity (see "Purchase - Purchase Payments"), or your contract lapses and there remains any income base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the income base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.


The GMIB purchase payout rates are enhanced under the following circumstances.
If:


o  you take no withdrawals before your 60th birthday;


o your account value is fully withdrawn at or after your 60th birthday and there is an income base remaining; and


o the annuity option you select is the single life annuity with 10 years of annuity payments guaranteed;


then the annual annuity payments under the GMIB Plus II rider will equal or exceed 6% of the Annual Increase Amount (calculated on the date the payments are determined).


If you choose not to receive annuity payments as guaranteed under the GMIB Plus II, you may elect any of the annuity options available under the contract.


TERMINATING THE GMIB PLUS II RIDER. Except as otherwise provided in the GMIB Plus II rider, the GMIB Plus II will terminate upon the earliest of:


    a) The 30th day following the contract anniversary on or following your 90th birthday;


    b)    The date you make a complete withdrawal of your account value;


    c) The date you elect to receive annuity payments under the contract and you do not elect to receive payments under the GMIB;


    d) Death of the owner or joint owner (unless the spouse (age 89 or younger) is the beneficiary and elects to continue the contract), or death of the annuitant if a non-natural person owns the contract;


    e) A change for any reason of the owner or joint owner or the annuitant, if a non-natural person owns the contract, unless we agree otherwise;


    f)    The effective date of the Guaranteed Principal Option; or


    g) The date you assign your contract, subject to our administrative procedures.


When the GMIB Plus II rider terminates, the corresponding GMIB Plus II rider charge terminatesand the GMIB Plus II investment allocation restrictions no longer apply.


(See Appendix D for examples illustrating the operation of the GMIB Plus II.)


DESCRIPTION OF GMIB PLUS I


In states where the GMIB Plus I has been approved and the GMIB Plus II has not been approved, the GMIB Plus I is available only for owners up through age 75, and you can only elect GMIB Plus I at the time you purchase the contract. GMIB Plus I may be exercised after a 10-year waiting period and then only within 30 days following a contract anniversary, provided that the exercise must occur no later than the 30-day period following the contract anniversary on or following the owner's 85th birthday.


GMIB Plus I is otherwise identical to GMIB Plus II, with the following exceptions:


(1)    The GMIB Plus I Income Base is calculated as

Rate (6% Withdrawal Rate if you make your first withdrawal on or after the date you reach age 76).


IT IS IMPORTANT TO NOTE:


o If you take your first withdrawal before the date you reach age 59 1/2, we will continue to pay the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted, even if your account value declines to zero. This guarantees that you will receive your purchase payments regardless of market performance so long as you do not take Excess Withdrawals; however, you will not be guaranteed income for the rest of your life.


o If you take your first withdrawal on or after the date you reach age 59 1/2, we will continue to pay the Annual Benefit Payment each year for the rest of your life (and the life of your spouse, if the Joint Life version of the rider was elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation), even if your Remaining Guaranteed Withdrawal Amount and/or account value declines to zero. Therefore, you will be guaranteed income for life.


o If you take your first withdrawal on or after the date you reach age 76, your Annual Benefit payment will be set equal to a 6% Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount.


o If you have elected the LWG II, you should carefully consider when to begin taking withdrawals. If you begin taking withdrawals too soon, you may limit the value of the LWG II. For example, we no longer increase your Total Guaranteed Withdrawal Amount by the 7.25% Compounding Income Amount once you make your second withdrawal. However, if you delay taking withdrawals for too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.


o At any time during the accumulation phase, you can elect to annuitize under current annuity rates in lieu of continuing the LWG II rider. This may provide higher income amounts and/or different tax treatment than the payments received under the LWG II rider.


MANAGING YOUR WITHDRAWALS. It is important that you carefully manage your annual withdrawals. To retain the full guarantees of this rider, your annual withdrawals cannot exceed the Annual Benefit Payment each contract year. In other words, you should not take Excess Withdrawals. We do not include withdrawal charges for the purpose of calculating whether you have made an Excess Withdrawal. If you do take an Excess Withdrawal, we will recalculate the Total Guaranteed Withdrawal Amount and reduce the Annual Benefit Payment to the new Total Guaranteed Withdrawal Amount multiplied by the 5% Withdrawal Rate (6% Withdrawal Rate if you make your first withdrawal on or after the date you reach age 76).


In addition, as noted above, if you take an Excess Withdrawal, we will reduce the Remaining Total Guaranteed Withdrawal Amount in the same proportion that the withdrawal reduces the account value. These reductions in the Total Guaranteed Withdrawal Amount, Annual Benefit Payment, and Remaining Guaranteed Withdrawal Amount may be significant. You are still eligible to receive either lifetime payments or the remainder of the Remaining Guaranteed Withdrawal Amount so long as the withdrawal that exceeded the Annual Benefit Payment did not cause your account value to decline to zero.


You can always take Non-Excess Withdrawals. However, if you choose to receive only a part of your Annual Benefit Payment in any given contract year, your Annual Benefit Payment is not cumulative and your Remaining Guaranteed Withdrawal Amount and Annual Benefit Payment will not increase. For example, since your Annual Benefit Payment is 5% of your Total Guaranteed Withdrawal Amount (or 6% if you make your first withdrawal on or after the date you reach age 76), you cannot withdraw 3% of the Total Guaranteed Withdrawal Amount in one year and then withdraw 7% of the Total Guaranteed Withdrawal Amount the next year without making an Excess Withdrawal in the second year.



AUTOMATIC ANNUAL STEP-UP. On each contract anniversary prior to the owner's 91st birthday, an Automatic Annual Step-Up will occur, provided that the account value exceeds the Total Guaranteed Withdrawal Amount (after compounding) immediately before the Step-Up (and provided that you have not chosen to decline the Step-Up as described below).



The Automatic Annual Step-Up will:


o reset the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount to the
of your request. If cancelled, the LWG II rider will terminate, we will no longer deduct the LWG II rider charge, and the investment allocation restrictions described in "Purchase - Investment Allocation Restrictions for Certain Riders" will no longer apply. The variable annuity contract, however, will continue.


If you cancel the LWG II rider on the fifteenth contract anniversary or any eligible contract anniversary thereafter, we will add a Guaranteed Principal Adjustment to your account value. The Guaranteed Principal Adjustment is intended to restore your initial investment in the contract in the case of poor investment performance. The Guaranteed Principal Adjustment is equal to (a) -
(b) where:


(a) is purchase payments credited within 120 days of the date that we issued the contract, reduced proportionately by the percentage reduction in account value attributable to any partial withdrawals taken (including any applicable withdrawal charges) and


(b)    is the account value on the date of cancellation.


The Guaranteed Principal Adjustment will be added to each applicable investment portfolio in the ratio the portion of the account value in such investment portfolio bears to the total account value in all investment portfolios. The Guaranteed Principal Adjustment will never be less than zero.


Only purchase payments made during the first 120 days that you hold the contract are taken into consideration in determining the Guaranteed Principal Adjustment. Contract owners who anticipate making purchase payments after 120 days should understand that such payments will not increase the Guaranteed Principal Adjustment. Purchase payments made after 120 days are added to your account value and impact whether or not a benefit is due. Therefore, the LWG II may not be appropriate for you if you intend to make additional purchase payments after the 120-day period and are purchasing the LWG II for its Guaranteed Principal Adjustment feature.


TERMINATION OF THE LIFETIME WITHDRAWAL GUARANTEE II RIDER. The Lifetime Withdrawal Guarantee II rider will terminate upon the earliest of:


(1) the date of a full withdrawal of the account value (a pro rata portion of the rider charge will be assessed; you are still eligible to receive either the Remaining Guaranteed Withdrawal Amount or lifetime payments, provided the withdrawal did not exceed the Annual Benefit Payment and the provisions and conditions of the rider have been met);


(2) the date all of the account value is applied to an annuity option (a pro rata portion of the rider charge will be assessed);


(3) the date there are insufficient funds to deduct the Lifetime Withdrawal Guarantee rider charge from the account value (you are still eligible to receive either the Remaining Guaranteed Withdrawal Amount or lifetime payments, provided the provisions and conditions of the rider have been met);


(4) death of the owner or joint owner (or the annuitant if the owner is a non-natural person), except where the contract is issued under the Joint Life version of the Lifetime Withdrawal Guarantee, the primary beneficiary is the spouse, and the spouse elects to continue the contract under the spousal continuation provisions of the contract;


(5) change of the owner or joint owner for any reason (a pro rata portion of the rider charge will be assessed), subject to our administrative procedures;


(6)    the effective date of the cancellation of the rider;


(7) termination of the contract to which the rider is attached (a pro rata portion of the rider charge will be assessed, except for a termination due to death); or


(8) the date you assign your contract, subject to our administrative procedures.


Once the rider is terminated, the LWG II rider charge will no longer be deducted and the LWG II investment allocation restrictions will no longer apply.



ADDITIONAL INFORMATION. The LWG II rider may affect the death benefit available under your contract. If the owner or joint owner should die while the LWG II rider is in effect, an alternate death benefit amount will be calculated under the LWG II rider that can be taken in a lump sum. The LWG II death benefit amount that may be taken as a lump sum will be equal to total purchase payments less any partial withdrawals (deducted on a dollar-for-dollar basis). If this death benefit amount is greater than the death benefit provided by your contract, and if you made no Excess Withdrawals, then this death

APPENDIX D

GUARANTEED MINIMUM INCOME BENEFIT EXAMPLES


The purpose of these examples is to illustrate the operation of the Guaranteed Minimum Income Benefit. (Unless otherwise noted, these examples are for the GMIB Plus II rider.) The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND CHARGES, WITHDRAWAL CHARGES OR INCOME TAXES OR TAX PENALITIES.



(1) WITHDRAWAL ADJUSTMENTS TO ANNUAL INCREASE AMOUNT


    Dollar-for-dollar adjustment when withdrawal is less than or equal to 6% of
    ---------------------------------------------------------------------------
      the Annual Increase Amount from the prior contract anniversary
      --------------------------------------------------------------


    Assume the initial purchase payment is $100,000 and the GMIB Plus II is selected. Assume the account value at the first contract anniversary is $100,000. The Annual Increase Amount at the first contract anniversary will be $106,000 ($100,000 increased by 6% per year, compounded annually). Assume that on the first contract anniversary, $6,000 is withdrawn (leaving an account balance of $94,000). Because the withdrawal is less than or equal to 6% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the withdrawal on a dollar-for-dollar basis to $100,000 ($106,000 - $6,000 = $100,000). Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $106,000 ($100,000 increased by 6% per year, compounded annually).


    Proportionate adjustment when withdrawal is greater than 6% of the Annual
    -------------------------------------------------------------------------
      Increase Amount from the prior contract anniversary
      ---------------------------------------------------


    Assume the initial purchase payment is $100,000 and the GMIB Plus II is selected. Assume the account value at the first contract anniversary is $100,000. The Annual Increase Amount at the first contract anniversary will be $106,000 ($100,000 increased by 6% per year, compounded annually). Assume that on the first contract anniversary, $10,000 is withdrawn (leaving an account balance of $90,000). Because the withdrawal is greater than 6% of the Annual Increase Amount from the prior contract anniversary, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($106,000) multiplied by the percentage reduction in the account value attributed to that withdrawal (10%). Therefore, the new Annual Increase Amount is $95,400 ($106,000 x 10% = $10,600; $106,000 - $10,600 = $95,400).
      Assuming no other purchase payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount at the second contract anniversary will be $101,124 ($95,400 increased by 6% per year, compounded annually).


    (In contrast to the GMIB Plus II rider, for the GMIB II rider, the annual increase rate for purposes of calculating the Annual Increase Amount is 5% per year.)


(2) THE 6% ANNUAL INCREASE AMOUNT


    Example
    -------


    Assume the owner of the contract is a male, age 55 at issue, and he elects the GMIB Plus II rider. He makes an initial purchase payment of $100,000, and makes no additional purchase payments or partial withdrawals. On the contract issue date, the 6% Annual Increase Amount is equal to $100,000 (the initial purchase payment). The 6% Annual Increase Amount is calculated at each contract anniversary (through the contract anniversary on or following the owner's 90th birthday). At the tenth contract anniversary, when the owner is age 65, the 6% Annual Increase Amount is $179,085 ($100,000 increased by 6% per year, compounded annually). See section (3) below for an example of the calculation of the Highest Anniversary Value.


    Graphic Example: Determining a value upon which future income payments can
    --------------------------------------------------------------------------
      be based
      --------


    Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your account value fluctuates above and below your initial purchase payment depending on the investment performance of the investment options you selected. Your purchase payments accumulate at the annual increase rate of 6%, until the contract anniversary on or immediately

APPENDIX E

GUARANTEED WITHDRAWAL BENEFIT EXAMPLES


The purpose of these examples is to illustrate the operation of the Guaranteed Withdrawal Benefit. (Examples A, B and C are for the Lifetime Withdrawal Guarantee I and Lifetime Withdrawal Guarantee II riders. Examples D through K are for Enhanced GWB and GWB I.) The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND CHARGES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES. The Guaranteed Withdrawal Benefit does not establish or guarantee an account value or minimum return for any investment portfolio. The Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount (under the Lifetime Withdrawal Guarantee) and the Guaranteed Withdrawal Amount and the Benefit Base (under the Enhanced GWB and GWB I) cannot be taken as a lump sum.



A.   Lifetime Withdrawal Guarantee


     1.   When Withdrawals Do Not Exceed the Annual Benefit Payment


Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, the initial Remaining Guaranteed Withdrawal Amount would be $100,000 and the initial Annual Benefit Payment would be $5,000 ($100,000 x 5%).


Assume that $5,000 is withdrawn each year, beginning before the contract owner attains age 59 1/2. The Remaining Guaranteed Withdrawal Amount is reduced by $5,000 each year as withdrawals are taken (the Total Guaranteed Withdrawal Amount is not reduced by these withdrawals). The Annual Benefit Payment of $5,000 is guaranteed to be received until the Remaining Guaranteed Withdrawal Amount is depleted, even if the account value is reduced to zero.


If the first withdrawal is taken after age 59 1/2, then the Annual Benefit Payment of $5,000 is guaranteed to be received for the owner's lifetime, even if the Remaining Guaranteed Withdrawal Amount and the account value are reduced to zero. (Under the Lifetime Withdrawal Guarantee II rider, if the contract owner makes the first withdrawal at or after age 76, the Withdrawal Rate is 6% instead of 5% and the Annual Benefit Payment is $6,000.)




[GRAPHIC APPEARS HERE]






                                       Remaining
Annual                                 Guaranteed   Guaranteed
Benefit   Cumulative      Account      Withdrawal   Withdrawal
Payment   Withdrawals     Value        Amount       Amount
$5,000     $  5,000    $  100,000       $100,000     $100,000
 5,000       10,000        90,250         95,000      100,000
 5,000       15,000      80,987.5         90,000      100,000
 5,000       20,000     72,188.13         85,000      100,000
 5,000       25,000     63,828.72         80,000      100,000
 5,000       30,000     55,887.28         75,000      100,000
 5,000       35,000     48,342.92         70,000      100,000
 5,000       40,000     41,175.77         65,000      100,000
 5,000       45,000     34,366.98         60,000      100,000
 5,000       50,000     27,898.63         55,000      100,000
 5,000       55,000      21,753.7         50,000      100,000
 5,000       60,000     15,916.02         45,000      100,000
 5,000       65,000     10,370.22         40,000      100,000
 5,000       70,000     5,101.706         35,000      100,000
 5,000       75,000      96.62093         30,000      100,000
 5,000       80,000             0              0      100,000
 5,000       85,000             0              0      100,000
 5,000       90,000             0              0      100,000
 5,000       95,000             0              0      100,000
 5,000      100,000             0              0      100,000



  2.   When Withdrawals Do Exceed the Annual Benefit Payment


     a.   Lifetime Withdrawal Guarantee II - Proportionate Reduction


Assume that a contract with the Lifetime Withdrawal Guarantee II rider had an initial purchase payment of $100,000. The initial account value would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, the initial Remaining Guaranteed Withdrawal Amount would be $100,000 and the initial Annual Benefit Payment would be $5,000 ($100,000 x 5%). (If the contract owner makes the first withdrawal on or after the date he or she reaches age 76, the



                                      E-1